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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            CTI Group (Holdings) Inc.
                            -------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   126431 10 5
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                   Page 1 of 6

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-------------------------                              -------------------------
CUSIP NO. __  126431 10 5         Schedule 13G         Page 2 of 6
-------------------------                              -------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Harold D. Garrison
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |_|
          (See Instructions)                                     (b)      |_|

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                           5     SOLE VOTING POWER
                                 1,545,818(1)
   NUMBER OF SHARES      -------------------------------------------------------
     BENEFICIALLY          6     SHARED VOTING POWER
       OWNED BY                           0
         EACH            -------------------------------------------------------
       REPORTING           7     SOLE DISPOSITIVE POWER
      PERSON WITH:               1,545,818(1)
                         -------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,545,818(1)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See
          Instructions)                                                   |_|

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.8%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------

(1) See Item 4 herein.



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                                                                     Page 3 of 6




Item 1(a)    Name of Issuer:

             CTI Group (Holdings) Inc. (the "Issuer")

Item 1(b)    Address of Issuer's Principal Executive Offices:

             333 North Alabama Street
             Suite 240
             Indianapolis, IN  46204

Item 2(a)    Name of Person Filing:

             Harold D. Garrison

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             333 North Alabama Street
             Suite 240
             Indianapolis, IN  46204

Item 2(c)    Citizenship:

             United States of America

Item 2(d)    Title of Class of Securities:

             Class A common stock, par value $0.01 per share ("Class A Stock")

Item 2(e)    CUSIP Number:

             126431 10 5

Item 3       Not Applicable

Item 4       Ownership:

             (a) Amount beneficially owned: As of December 31, 2003, Mr. Garrison beneficially owned 1,545,818 shares of Class A Stock,(1) including 502,980 shares held directly by Mr. Garrison, an option to purchase 28,125 shares of Class A Stock,(2) 422,786 shares held by HDG Investments, LLC, and 591,927 shares held by Sunset, LLC. Mr. Garrison is the sole member of HDG Investments, LLC and the managing member of Sunset, LLC.

-------------
(1) As of December 31, 2003, Mr. Garrison also beneficially owned 177,178 shares of Class B common stock of the Issuer ("Class B Stock") which represented 6.3% of the outstanding shares of Class B Stock (based on 2,833,334 shares of Class B Stock outstanding as of November 12, 2003, as reported in Form 10-QSB filed by the Issuer on November 14, 2003). Class B Stock is not an "equity security" as that term is defined in Rule 13d-1(i) promulgated under the Act. Mr. Garrison has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 177,178 shares of Class B Stock, including 14,732 shares held by Mr. Garrison directly, 67,684 shares held by HDG Investments, LLC, and 94,762 shares held by Sunset, LLC.

(2) On September 4, 2002, Mr. Garrison was granted an option to purchase 112,500 shares of Class A Stock. The option becomes exercisable in four equal installments beginning on the first anniversary of the grant date.

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                                                                     Page 4 of 6


             The filing of this Schedule 13G shall not be construed as an admission that (a) Mr. Garrison is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by Mr. Garrison.

             (b) Percent of class: 5.8% (Based on 26,549,206 shares of Class A Stock outstanding as of November 12, 2003, as reported in Form 10-QSB filed by the Issuer on November 14, 2003.)

             (c) Number of shares as to which Mr. Garrison has:

                      (i)    sole power to vote or to direct the vote:
                             1,545,818 shares of Class A Stock, including
                             502,980 shares held directly by Mr.
                             Garrison, an option to purchase 28,125
                             shares of Class A Stock, 422,786 shares held by HDG Investments, LLC, and 591,927 shares held by Sunset, LLC.

                      (ii)   shared power to vote or to direct the vote:
                             0 shares of Class A Stock.

                      (iii) sole power to dispose or to direct the disposition of: 1,545,818 shares of Class A Stock, including 502,980 shares held directly by Mr. Garrison, an option to purchase 28,125 shares of Class A Stock, 422,786 shares held by HDG Investments, LLC, and 591,927 shares held by Sunset, LLC.

                      (iv) shared power to dispose or to direct the disposition of: 0 shares of Class A Stock.

Item 5       Ownership of Five Percent or Less of a Class:

             Not Applicable

Item 6       Ownership of More Than Five Percent on Behalf of Another Person:

             Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             Not Applicable

Item 8       Identification and Classification of Members of the Group:

             Not Applicable

Item 9       Notice of Dissolution of Group:

             Not Applicable

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                                                                     Page 5 of 6


Item 10      Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                                     Page 6 of 6



                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February  13, 2004                      By: /s/ Harold D. Garrison
      ------------------                          --------------------------
                                                  Name: Harold D. Garrison